                                                                    Exhibit 99.1

                                                                     (BESI LOGO)

                                           FOR: BE SEMICONDUCTOR INDUSTRIES N.V.
                                                Marconilaan 4
                                                5151 DR Drunen
                                                The Netherlands

                                  PRESS RELEASE

        BE SEMICONDUCTOR INDUSTRIES REPORTS 2005 THIRD QUARTER NET PROFIT

* Net sales of E 43.1 million, up 16.5% compared to the second quarter of 2005 *

* Bookings of E 42.7 million, up 12.1% compared to the second quarter of 2005 *

  * Net income of E 1.3 million, or E 0.04 per share, compared to net loss of E
        4.5 million, or E 0.14 per share in the second quarter of 2005 *

Drunen, the Netherlands, October 27, 2005, BE Semiconductor Industries N.V. ("the Company" or "Besi") (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, today announced its financial results for the third quarter of 2005.

Besi's third quarter and first nine months of 2005 results include, since the date of acquisition, the results of Datacon Technology GmbH ("Datacon") which the Company acquired on January 4, 2005. In order to facilitate a meaningful comparison of its 2005 quarterly results, Besi has prepared comparative quarterly financial information for 2004 on a pro forma basis to incorporate Datacon's results of operations as if the transaction had occurred on January 1, 2004.

Net sales for the third quarter of 2005 were E 43.1 million, an increase of 16.5% as compared to net sales of E 37.0 million in the second quarter of 2005, but a decrease of 28.9% as compared to pro forma net sales of E 60.6 million in the third quarter of 2004. Net sales in the third quarter of 2005 increased 6.9% as compared to actual reported net sales in the third quarter of 2004 of E 40.3 million.

The E 6.1 million net sales increase in the third quarter of 2005 as compared to the second quarter of 2005 was due primarily to (i) significantly higher shipments of molding systems for both array connect and leadframe applications, (ii) higher shipments of singulation systems and (iii) to a lesser extent, increased die bonding shipments. Approximately E 1.7 million of the net sales increase in the third quarter of 2005 as compared to the second quarter of 2005 resulted from the shipment of orders originally scheduled for the second quarter. In general, net sales in the third quarter of 2005 benefited from improved industry conditions, higher capacity utilization rates by customers and shorter manufacturing lead times.

Net bookings for the third quarter of 2005 were E 42.7 million, an increase of 12.1%, as compared to net bookings of E 38.1 million in the second quarter of 2005. Net bookings this quarter increased 4.4% compared to pro forma net bookings for the third quarter of 2004 of E 40.9 million. Actual net bookings were E 23.2 million in the third quarter of 2004. The increase in the third quarter of 2005 as compared to the second quarter of 2005 was due primarily to increased equipment demand for array connect applications, particularly die bonding, molding and singulation systems partially offset by decreased orders for die handling equipment. Besi also saw a E 7.8 million, or 39.6% increase in bookings by independent device manufacturers ("IDMs") this quarter as compared to the second quarter of 2005 in contrast to a E 3.2 million, or 17.3% decline in orders by subcontractors.

                                                                     (BESI LOGO)

Backlog at September 30, 2005 was E 55.4 million, compared to E 55.7 million of backlog as at June 30, 2005 and an increase of E 4.5 million, or 8.8%, as compared to pro forma backlog at December 31, 2004 of E 50.9 million. On an actual basis, Besi's backlog was E 31.8 million at December
31, 2004. The book-to-bill ratio stood at 0.99 in the third quarter of 2005 as compared to 1.03 for the second quarter of 2005 and 0.67 on a pro forma basis for the third quarter of 2004. On an actual basis, Besi's book-to-bill ratio was
0.58 in the third quarter of 2004.

Besi's gross margin for the third quarter of 2005 was 37.3% as compared to 33.6% for the second quarter of 2005 and 36.0% on a pro forma basis for the third quarter of 2004. The Company's actual gross margin was 31.4% in the third quarter of 2004. The ongoing improvement in the Company's gross margin this year reflects both the effects of reductions in the Company's earlier announced workforce and plant consolidations which commenced in the fourth quarter of 2004 and continued during the first half of 2005 as well as cost benefits realized from the Company's transition of certain equipment manufacturing and high precision tooling operations from the Netherlands to its Malaysian and Chinese operations. Besi's gross margin improvement in the third quarter of 2005, as compared to the second quarter of 2005, was due primarily to higher margins for both leadframe and array connect applications, particularly trim and form, singulation and plating equipment.

Besi's operating expenses were E 13.6 million, or 31.6% of net sales in the third quarter of 2005, as compared to E 17.7 million, or 47.8% of net sales in the second quarter of 2005. Excluding a E 1.7 million restructuring charge, operating expenses in the second quarter of 2005 would have been E
16.0 million, or 43.2% of net sales. Pro forma operating expenses in the third quarter of 2004 were E 17.3 million, or 28.5% of net sales. The absolute decrease of operating expenses in the third quarter of 2005 as compared to the second quarter of 2005 was due primarily to a E 1.4 million reduction in selling, general and administrative expenses, principally related to certain one-time lower operating expenses and provision adjustments at the Company's Datacon subsidiary in the third quarter. To a lesser extent, Besi benefited from a E 0.9 million reduction in research and development expenses in the third quarter of 2005 mainly caused by a lower level of development activities and lower materials costs. For the nine months ended September 30, 2005, Besi's total operating expenses excluding the E 1.7 million restructuring charge mentioned above declined by E 2.5 million, or 5.2% as compared to the pro forma nine months ended September 30, 2004, further evidencing progress in the Company's expense reduction efforts.

As a result of higher net sales, improved gross margins and reduced operating expenses during the third quarter of 2005 compared to the second quarter of 2005, Besi's operating income improved from a loss of E 5.3 million in the second quarter of 2005 to income of E 2.5 million, or 5.8% of net sales, in the third quarter of 2005. Pro forma operating income in the third quarter of 2004 was E 4.6 million, or 7.6% of net sales, on much higher sales of E 60.6 million in such quarter.

Besi's net income for the third quarter of 2005 was E 1.3 million, or E 0.04 per share, compared to a net loss of E 4.5 million, or E
0.14 per share, in the second quarter of 2005 and compared to pro forma net income for the third quarter of 2004 of E 3.0 million, or E 0.09 per share. Besi's actual reported net income for the third quarter of 2004 amounted to E 0.9 million.

                                                                     (BESI LOGO)

At September 30, 2005, cash and cash equivalents were E 60.3 million as compared to E 66.2 million at June 30, 2005. The reduction in cash and cash equivalents in the third quarter of 2005 resulted from a use of cash in operations of E 3.8 million as improved profitability and a E 2.2 million reduction in inventories were offset by increased working capital requirements, primarily related to an increase in accounts receivable of E
7.7 million and the payment of E 1.9 million of restructuring expenses. In addition, cash was reduced due to a net reduction in indebtedness of E 1.3 million during the third quarter.

COMMENTS

Richard W. Blickman, President and Chief Executive Officer of the Company, commented: "We are pleased with Besi's return to profitability in the third quarter after a difficult first half year in 2005. Our results this quarter have benefited not only from increased sales but also from continued progress in our gross margin development and a reduction in operating expenses as a percentage of net sales, which have enhanced profitability despite fluctuating quarterly customer order patterns. These improvements are the result in part of our overhead reductions and plant consolidations which we began to implement in the fourth quarter of 2004. In addition, during the third quarter of 2005 we shipped the first molding machine manufactured at our Malaysian facility which reflects another milestone in our transfer of certain manufacturing activities to lower cost production regions."

Mr. Blickman continued: "We believe that the acquisition of Datacon has had a positive influence on Besi's operations and overall market position. Despite weaker than expected market conditions for flip chip and die bonding equipment sales this year, Datacon has met its gross margin targets and contributed positively to our net income for the quarter and nine months ended September 30, 2005. We also believe that its sales to date have developed more positively than the overall market for die bonding and flip chip equipment this year."

OUTLOOK

Besi expects that, based on current backlog and customer shipment schedules, its net sales could increase between 2-5% in the fourth quarter of 2005 as compared to the third quarter. Despite the significant increase in sales and bookings this quarter as compared to the second quarter of 2005, it believes that customers continue to be restrained in placing purchase orders for assembly equipment, a trend that has resulted in fluctuating levels of bookings in recent quarters.

Besi also expects that gross margins will range from 37-39% in the fourth quarter of 2005. Further, Besi expects that operating expenses for the fourth quarter of 2005 will increase by approximately 7-10% as compared to the third quarter primarily due to unusually low operating expenses in the third quarter, in particular at Datacon, and higher projected research and development spending in the fourth quarter although it is expected that overall operating expenses in the fourth quarter will still be lower than the first and second quarters of 2005. As a result of the Company's sales and expense forecasts, it anticipates that operating income in the fourth quarter of 2005 will equal or increase slightly in comparison to the third quarter. Finally, cash flow should improve in the fourth quarter as compared to the third quarter as profitability continues, working capital requirements reduce and capital spending remains at very modest levels.

                                                                     (BESI LOGO)

Besi reports its financial statements in US GAAP in accordance with applicable US regulations. However, recent EU regulations require Besi to also report its financial statements in accordance with IFRS. The Company's IFRS Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Cash Flow Statements and some additional information regarding the differences between IFRS and US GAAP (including a reconciliation of net income and equity from US GAAP to IFRS) are made available on the Company's website at www.besi.com

BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip and multi-chip die bonding, packaging and plating equipment for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors which utilize its products for both array connect and conventional leadframe manufacturing processes.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations of orders, net sales, product shipments, expenses, operating results and the impact of the acquisition of Datacon on Besi's net income in fiscal year 2005. The words "anticipate", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain these identifying words. While these forward looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in our Annual Report on Form 20-F for the year ended December 31, 2004, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with substantial foreign customers, suppliers and foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

A conference call to discuss these results will be held today at 4:00 p.m. Continental European Time (3:00 p.m. London Time, 10:00 a.m. New York Time). Interested participants may call (31) 20 531 5871 for the teleconference.

CONTACTS:

Richard W. Blickman                     Cor te Hennepe
President & CEO                         Director of Finance
tel. (31) 416 384345                    tel. (31) 416 384345

                               (tables to follow)

                                                                     (BESI LOGO)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (Euro in thousands, except share and per share data)

                                              THREE MONTHS ENDED SEPTEMBER 30,
                                                         (UNAUDITED)
                                         --------------------------------------
                                                          2004
                                            2004      Pro Forma(1)      2005
                                         ----------   ------------   ----------
Net sales                                    40,262        60,626        43,060
Cost of sales                                27,638        38,775        26,731
Cost of sales adjustment Datacon
   acquisition(2)                                --            --           254
                                         ----------    ----------    ----------
Gross profit                                 12,624        21,851        16,075
Selling, general and administrative
   expenses                                   7,845        11,886         8,805
Research and development expenses             3,050         4,625         3,968
Amortization of intangible assets(2)            618           759           819
                                         ----------    ----------    ----------
Total operating expenses                     11,513        17,270        13,592
Operating income                              1,111         4,581         2,483
Interest income (expense), net                  316          (209)         (776)
                                         ----------    ----------    ----------
Income before taxes and minority
   interest                                   1,427         4,372         1,707
Income tax expense (benefit)                    499         1,351           427
                                         ----------    ----------    ----------
Income before minority interest                 928         3,021         1,280
Minority interest                                (6)           (6)          (17)
                                         ----------    ----------    ----------
Net income                                      922         3,015         1,263
                                         ==========    ==========    ==========
Net income per share - basic and
   diluted(3)                                  0.03          0.09          0.04
Number of shares - basic                 30,794,660    32,728,502    32,735,002
Number of shares - diluted(3)            30,844,034    32,777,876    32,768,035
                                         ==========    ==========    ==========

(1) The pro forma information reflects the acquisition of Datacon as if such transaction had occurred on January 1, 2004.

(2) The effects of the purchase accounting adjustments relating to the acquisition of Datacon resulted in (a) increased cost of sales by E 0.3 million in Q3-2005 relating to E 3.3 million fair value inventory adjustments in the opening balance sheet and (b) amortization of intangibles of E 0.2 million in Q3-2005.

(3) The calculation of the diluted income per share does not assume conversion of the outstanding convertible notes, as such conversion would have an anti-dilutive effect.

    The financial information has been prepared in accordance with US GAAP.

                               (tables to follow)

                                                                     (BESI LOGO)

              (Euro in thousands, except share and per share data)

                                             NINE MONTHS ENDED SEPTEMBER 30,
                                                       (UNAUDITED)
                                         --------------------------------------
                                                          2004
                                            2004      Pro Forma(1)      2005
                                         ----------   ------------   ----------
Net sales                                    95,458       144,302       116,657
Cost of sales                                64,508        92,827        74,592
Cost of sales adjustment Datacon
   acquisition(2)                                --            --         3,301
                                         ----------    ----------    ----------
Gross profit                                 30,950        51,475        38,764
Selling, general and administrative
   expenses                                  20,611        32,461        28,251
Research and development expenses             9,327        13,131        14,134
Restructuring charges                            --            --         1,718
Amortization of intangible assets(2)          1,852         2,275         2,973
                                         ----------    ----------    ----------
Total operating expenses                     31,790        47,867        47,076
Operating income (loss)                        (840)        3,608        (8,312)
Interest income (expense), net                1,512          (151)       (2,056)
                                         ----------    ----------    ----------
Income (loss) before taxes and
   minority interest                            672         3,457       (10,368)
Income tax expense (benefit)                    421         1,169        (2,592)
                                         ----------    ----------    ----------
Income (loss) before minority interest          251         2,288        (7,776)
Minority interest                                29            29           (26)
                                         ----------    ----------    ----------
Net income (loss)                               280         2,317        (7,802)
                                         ==========    ==========    ==========
Income (loss) per share - basic and
   diluted(3)                                  0.01          0.07         (0.24)
Number of shares - basic                 30,794,660    32,699,852    32,702,334
Number of shares - diluted(3)            30,874,353    32,779,554    32,702,334
                                         ==========    ==========    ==========

(1) The pro forma information reflects the acquisition of Datacon as if such transaction had occurred on January 1, 2004.

(2) The effects of the purchase accounting adjustments relating to the acquisition of Datacon resulted in (a) increased cost of sales by E 3.3 million in the first nine months of 2005 relating to E 3.3 million fair value inventory adjustments in the opening balance sheet and (b) amortization of intangibles of E 1.1 million in the first nine months of 2005.

(3) The calculation of the diluted income per share does not assume conversion of the outstanding convertible notes, as such conversion would have an anti-dilutive effect.

     The financial information has been prepared in accordance with US GAAP.

                               (tables to follow)

                                                                     (BESI LOGO)

                           CONSOLIDATED BALANCE SHEETS
                               (Euro in thousands)

                                             December 31, 2004   SEPTEMBER 30, 2005
                                             -----------------   ------------------
                                                                    (UNAUDITED)
ASSETS

Cash and cash equivalents                         106,573             60,271
Accounts receivable                                20,172             36,191
Inventories                                        34,118             58,095
Other current assets                               14,773             13,651
                                                  -------            -------
TOTAL CURRENT ASSETS                              175,636            168,208
Property, plant and equipment                      28,543             40,748
Goodwill                                           12,070             70,232
Other intangible assets                            10,895             15,325
Other non-current assets                              198              8,520
                                                  -------            -------
TOTAL ASSETS                                      227,342            303,033
                                                  =======            =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable to banks                                 --              6,701
Current portion of long-term debt and
   capital leases                                     753              3,537
Accounts payable                                   14,331             14,441
Accrued liabilities                                18,791             18,964
                                                  -------            -------
TOTAL CURRENT LIABILITIES                          33,875             43,643
Long-term debt and capital leases                  13,361             28,712
Convertible notes                                      --             46,000
Deferred tax liabilities                            2,156              3,112
Other non-current liabilities                         842              3,103
                                                  -------            -------
TOTAL NON-CURRENT LIABILITIES                      16,359             80,927
MINORITY INTEREST                                     115                156
TOTAL SHAREHOLDERS' EQUITY                        176,993            178,307
                                                  -------            -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        227,342            303,033
                                                  =======            =======

     The financial information has been prepared in accordance with US GAAP.

                               (tables to follow)

                                                                     (BESI LOGO)

                        CONSOLIDATED CASH FLOW STATEMENTS
                               (Euro in thousands)

                                                            THREE MONTHS           NINE MONTHS
                                                         ENDED SEPTEMBER 30,   ENDED SEPTEMBER 30,
                                                             (UNAUDITED)           (UNAUDITED)
                                                         -------------------   -------------------
                                                           2004       2005       2004       2005
                                                           Euro       EURO       Euro       EURO
                                                         -------   ---------   -------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                            922      1,263        280     (7,802)
Depreciation and amortization                              1,724      2,258      5,134      7,253
Deferred income taxes (benefits)                               9       (471)      (362)    (2,352)
Other non-cash items                                         244        226       (323)    (1,396)
Changes in working capital                                   691     (7,031)   (16,409)   (11,071)
                                                         -------     ------    -------    -------
Net cash provided by (used in) operating
   activities                                              3,590     (3,755)   (11,680)   (15,368)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                        (555)      (982)    (2,640)    (5,472)
Acquisition of subsidiaries, net of cash
   Acquired                                                   --        (81)        --    (61,943)
Proceeds from sale of equipment                               --         20         67        660
                                                         -------     ------    -------    -------
Net cash used in investing activities                       (555)    (1,043)    (2,573)   (66,755)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of bank lines of credit                               --       (140)        --    (12,725)
Proceeds from (payments of) debt and capital
   leases                                                   (345)    (1,151)     5,726      5,059
Net proceeds from issuance of convertible
   notes                                                      --        (31)        --     43,695
Proceeds from exercised stock options                         --         23                    23
Net proceeds from (payments of) advances
   from customers                                             56        148      2,069       (853)
                                                         -------     ------    -------    -------
Net cash provided by (used in) financing
   activities                                               (289)    (1,151)     7,795     35,199
Net increase (decrease) in cash and cash
   equivalents                                             2,746     (5,949)    (6,458)   (46,924)
Effect of changes in exchange rates on cash
   and cash equivalents                                     (229)       (24)       (13)       622
Cash and cash equivalents at beginning of the
   period                                                 99,909     66,244    108,897    106,573
                                                         -------     ------    -------    -------
Cash and cash equivalents at end of the
   period                                                102,426     60,271    102,426     60,271
                                                         =======     ======    =======    =======

     The financial information has been prepared in accordance with US GAAP.

                               (tables to follow)

                                                                     (BESI LOGO)

                            SUPPLEMENTAL INFORMATION
               (Unaudited, Euro millions unless stated otherwise)

PER PRODUCT LINE:     Q1-2005      Q2-2005      Q3-2005      YTD 2005
-----------------   ----------   ----------   ----------   -----------
NET SALES:
Array connect       22.1    60%  26.2    71%  30.9    72%   79.2    68%
Leadframe           14.5    40%  10.8    29%  12.2    28%   37.5    32%
                    ----   ---   ----   ---   ----   ---   -----   ---
Total               36.6   100%  37.0   100%  43.1   100%  116.7   100%
                    ====   ===   ====   ===   ====   ===   =====   ===
GROSS MARGIN(1):
Array connect       35.4%        38.4%        39.3%         37.9%
Leadframe           31.7%        30.2%        34.5%         32.2%
                    ----         ----         ----         -----
Total               33.9%        36.1%        37.9%         36.1%
                    ====         ====         ====          ====
NET BOOKINGS:
Array connect       27.7    69%  26.7    70%  30.8    72%   85.2    70%
Leadframe           12.6    31%  11.4    30%  11.9    28%   35.9    30%
                    ----   ---   ----   ---   ----   ---   -----   ---
Total               40.3   100%  38.1   100%  42.7   100%  121.1   100%
                    ====   ===   ====   ===   ====   ===   =====   ===

BACKLOG:            DEC 31, 2004(2)   MAR 31, 2005   JUN 30, 2005   SEP 30, 2005
--------            ---------------   ------------   ------------   ------------
Array connect        31.6      62%     37.1     68%   37.7     68%   37.7     68%
Leadframe            19.3      38%     17.4     32%   18.0     32%   17.7     32%
                     ----     ---      ----    ---    ----    ---    ----    ---
Total                50.9     100%     54.5    100%   55.7    100%   55.4    100%
                     ====     ===      ====    ===    ====    ===    ====    ===

PER GEOGRAPHIC
AREA:                 Q1-2005      Q2-2005      Q3-2005      YTD 2005
--------------      ----------   ----------   ----------   -----------
NET SALES:
Asia Pacific        19.9    55%  19.7    53%  26.5    62%   66.1    57%
Europe and ROW      12.9    35%  11.3    31%  12.2    28%   36.4    31%
USA                  3.8    10%   6.0    16%   4.4    10%   14.2    12%
                    ----   ---   ----   ---   ----   ---   -----   ---
Total               36.6   100%  37.0   100%  43.1   100%  116.7   100%
                    ====   ===   ====   ===   ====   ===   =====   ===
NET BOOKINGS:
Asia Pacific        22.8    57%  24.5    64%  26.7    63%   74.0    61%
Europe and ROW      14.7    36%   9.0    24%  10.0    23%   33.7    28%
USA                  2.8     7%   4.6    12%   6.0    14%   13.4    11%
                    ----   ---   ----   ---   ----   ---   -----   ---
Total               40.3   100%  38.1   100%  42.7   100%  121.1   100%
                    ====   ===   ====   ===   ====   ===   =====   ===

HEADCOUNT(4):       DEC 31, 2004(3)   MAR 31, 2005   JUN 30, 2005   SEP 30, 2005
-------------       ---------------   ------------   ------------   ------------
Europe                  904    71%      850    69%     820    67%     754    65%
Asia Pacific            285    22%      291    24%     320    26%     329    28%
USA                      92     7%       88     7%      90     7%      83     7%
                      -----   ---     -----   ---    -----   ---    -----   ---
Total                 1,281   100%    1,229   100%   1,230   100%   1,166   100%
                      =====   ===     =====   ===    =====   ===    =====   ===

NET BOOKINGS BY
CUSTOMER TYPE:        Q1-2005      Q2-2005      Q3-2005      YTD 2005
---------------     ----------   ----------   ----------   -----------
IDM                 24.2    60%  19.7    52%  27.5    64%   71.4    59%
Subcontractors      16.1    40%  18.4    48%  15.2    36%   49.7    41%
                    ----   ---   ----   ---   ----   ---   -----   ---
Total               40.3   100%  38.1   100%  42.7   100%  121.1   100%
                    ====   ===   ====   ===   ====   ===   =====   ===

(1) Excludes in each of the first three quarters of 2005, the cost of sales adjustment related to the Datacon acquisition.

(2) Includes backlog of E 19.1 million related to the acquisition of Datacon.

(3)  Includes headcount of 432 people related to the acquisition of Datacon.

(4)  Includes temporary personnel.